The Tower at Peabody Place

100 Peabody Place, Suite 900

Memphis, TN 38103-3672

(901) 543-5900

April 29, 2013

Kevin Rupert, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

Mailstop 4710

100 F Street, NE

Washington, DC 20549-4720

Re:	Triangle Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-175160 (the “Registration Statement”)

Dear Kevin:

On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 25, 2013 (the “Comments”) relating to the Company’s Post-Effective Amendment No. 6 to the Registration Statement (“Post-Effective Amendment No. 6”) under the Securities Act of 1933 (the “Securities Act”) filed via EDGAR as a POS 8C filing on April 2, 2013, we submit this letter containing the Company’s responses to the Staff’s Comments. For your convenience, we have set forth below the Staff’s comment followed by its response.

1.	Comment: On the cover page of the base prospectus that will be included for offerings conducted under the Registration Statement, please add disclosure alerting investors that the debt securities the Company holds typically do not fully amortize prior to maturity, which potentially increases the risk that the Company will lose all or part of its investment. Please refer to TICC Capital Corporation’s most recent registration statement for sample disclosure.

Response: In response to the Staff’s comment, the Company undertakes to include on the cover page of the prospectus for offerings conducted under the Registration Statement, language similar to that recommended by the Staff referenced above.

2.	Comment: The debt securities defined as the “Senior Notes Due 2019” and the “Senior Notes Due 2022” and collectively referred to as the “Senior Notes” in the Registration Statement are not senior to any currently outstanding debt of the Company. Please remove references to “senior” when defining these two classes of debt securities in the base prospectus that will be included for offerings conducted under the Registration Statement.

3.	Response: In response to the Staff’s comment, the Company undertakes to remove reference to “Senior” when defining the 7.00% senior notes due 2019 and 6.375% senior notes due 2022 in the base prospectus used for offerings conducted under the Registration Statement, during such period when these debt securities are not in fact senior to the Company’s then outstanding debt.

bassberry.com

Kevin Rupert, Esq.

<April 29, 2013>

4.	Comment: Please confirm all expenses associated with issuing debt securities is reflected in the Fees and Expenses table on page 10 of the Registration Statement, including underwriting discounts and commissions, if such expenses are borne by common stockholders. If all expenses born by common stockholders are not so included, please undertake to include such expenses in the base prospectus of offerings conducted under the Registration Statement.

Response: In response to the Staff’s comment, the Company confirms that all expenses associated with the Company’s debt securities, including the underwriting discount and other financing costs are included in the amounts reflected in the “Fees and Expenses” table in the Registration Statement. The Company notes that the current disclosure in the footnotes to such table do not describe in detail all of these items that are accounted for with respect to the Company’s debt securities and the Company intends to revise footnotes (5) and (6) to include more information relating to the expenses shown. The Company intends to revise footnotes (5) and (6) in the base prospectus to be filed in future offerings as indicated below:

(5) Interest payments on borrowed funds represent our estimated annual interest payments on our outstanding SBA-guaranteed debentures, amortization of deferred financing costs related to our SBA-guaranteed debentures, estimated annual interest payments on any outstanding borrowings under our Credit Facility, amortization of deferred financing costs related to our Credit Facility and unused facility and other administrative fees related to our Credit Facility.

(6) Interest payments on debt securities represent our estimated annual interest payments on our Notes due 2019 and our Notes due 2022, as well as amortization of deferred financing costs related to our Notes due 2019 and our Notes due 2022.

5.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment and confirms the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin Rupert, Esq.

<April 29, 2013>

Please do not hesitate to call me at (901) 543-5918 or email me at if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Helen Brown

Helen W. Brown